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SECURI 09040748 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2008 (MM/DD/YY) AND ENDING 03/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PI Financial (US) Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 - 666 Burrard Street
(No. and Street)

Vancouver (City) British Columbia (State) V6C 3N1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
D. Andrew Murray 604-664-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1600 - 333 Seymour Street (Address) Vancouver (City) British Columbia (State) V6B 0A4 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAY 28 2009

Wash... 121

OATH OR AFFIRMATION

I, D. Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PI Financial (US) Corp., as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Financial Statements

PI Financial (US) Corp.

March 31, 2009

(U.S. Dollars)

Contents

		Page
Auditors' Report		1
Statement of Financial Condition		2
Statement of Income		3
Statement of Changes in Financial Condition		4
Statement of Changes in Stockholder's Equity		5
Notes to the Financial Statements		6-13
Auditors' Report		14
Schedule 1 -	Computation of Net Capital	15-16
Schedule 2 -	Other Representations	17
Schedule 3 -	Reconciliation of Computation of Net Capital	18
Schedule 4 -	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control	19-20

Grant Thornton

Auditors' report

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the Board of Directors of

PI Financial (US) Corp.

We have audited the statement of financial condition of PI Financial (US) Corp. as at March 31, 2009 and the statements of income, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2009 and the results of its operations and changes in financial condition for the year then ended in accordance with Canadian generally accepted accounting principles, as described in Note 2(a).

Grant Thornton LLP

Vancouver, Canada

May 11, 2009 Chartered accountants

PI Financial (US) Corp.
Statement of Financial Condition

March 31 (U.S. Dollars)		2009		2008
Assets				
Current				
Cash	$	**2,389,825**	$	2,481,122
Accounts receivable (Note 6)		**12,014**		545,956
Due from clients		**43,192**		75,519
Due from broker and dealer (Note 6)		**-**		290,895
Income taxes receivable		**218,617**		399,048
Prepaid expenses		**1,492**		3,700
	$	**2,665,140**	$	3,796,240
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**13,845**	$	23,831
Due to clients		**-**		290,895
Due to broker and dealer (Note 6)		**43,192**		75,519
		57,037		390,245
Stockholder's Equity				
Capital stock (Note 5)		**1,225,100**		1,225,100
Retained earnings		**1,383,003**		2,180,895
		2,608,103		3,405,995
	$	**2,665,140**	$	3,796,240

On behalf of the Board

__________ Director __________ Director

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Statement of Income

Year Ended March 31
(U.S. Dollars)

		2009		2008
Income				
Institutional sales	$	**1,444,278**	$	2,402,987
Private placements		**343,524**		4,002,517
Corporate finance		**470,634**		-
Interest		**52,424**		116,349
Other		**(650,859)**		495,789
		1,660,001		7,017,642
Variable compensation		**1,020,442**		2,774,699
Contribution to overhead		**639,559**		4,242,943
Expenses				
Advertising, entertainment and promotion		**334**		12,527
Audit and legal		**57,851**		26,803
Clearing fees (Note 6)		**94,810**		537,286
Data processing		**35,854**		38,920
Memberships		**26,710**		17,646
Miscellaneous		**2,483**		15,290
Postage, stationery and office		**489**		668
Premises rental (Note 6)		**54,097**		63,984
Research fees (Note 6)		**176,131**		336,357
Trading fees (Note 6)		**28,922**		90,672
		477,681		1,140,153
Income before income taxes		**161,878**		3,102,790
Income taxes (Note 9)		**159,770**		578,755
Net income	$	**2,108**	$	2,524,035

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Statement of Changes in Financial Condition

Year Ended March 31 (U.S. Dollars)	2009	2008
Cash derived from (applied to)		
Operating		
Net income	**$ 2,108**	$ 2,524,035
Change in non-cash operating working capital		
Decrease (increase) in accounts receivable	**533,942**	(385,479)
Decrease in amounts due from clients	**32,327**	171,236
Decrease (increase) in amounts due from broker and dealer	**290,895**	(290,895)
Decrease (increase) in prepaid expenses	**2,208**	(2,135)
Decrease (increase) in taxes receivable	**180,431**	(211,613)
(Decrease) increase in accounts payable and accrued liabilities	**(9,986)**	7,038
(Decrease) increase in amounts due to clients	**(290,895)**	290,895
Decrease in amounts due to broker and dealer	**(32,327)**	(171,236)
	708,703	1,931,846
Financing		
Dividends paid	**(800,000)**	(2,000,000)
Net decrease in cash	**(91,297)**	(68,154)
Cash, beginning of year	**2,481,122**	2,549,276
Cash, end of year	**$ 2,389,825**	$ 2,481,122

Supplementary cash flow information		
Interest received	**$ 52,424**	$ 116,349
Income taxes	**23,764**	790,368

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Statement of Changes in Stockholder's Equity

Year Ended March 31, 2009
(U.S. Dollars)

	Common Stock			
	Shares	Amount	Retained Earnings	Total
Balance, March 31, 2007	1,225,100	$ 1,225,100	$ 1,656,860	$ 2,881,960
Net income, year ended March 31, 2008	-	-	2,524,035	2,524,035
Dividends paid	-	-	(2,000,000)	(2,000,000)
Balance, March 31, 2008	1,225,100	1,225,100	2,180,895	3,405,995
Net income, year ended March 31, 2009	-	-	2,108	2,108
Dividends paid	-	-	(800,000)	(800,000)
Balance, March 31, 2009	1,225,100	$ 1,225,100	$ 1,383,003	$ 2,608,103

See accompanying notes to the financial statements.

1. Nature of operations

PI Financial (US) Corp. (the "company") is a broker/dealer registered under the United States Securities Exchange Act of 1934 and incorporated under the Business Corporations Act (British Columbia) on January 13, 2003.

PI Financial (US) Corp. became a registrant with the Financial Industry Regulatory Authority ("FINRA") (formerly the National Association of Securities Dealers Inc.) of the United States of America on December 2, 2003.

2. Summary of significant accounting policies

(a) Basis of presentation

These financial statements which have not been, and were not intended to be, prepared as financial statements for general purposes, but solely for the information and use of the stockholder and directors of PI Financial (US) Corp. and the Securities and Exchange Commission for regulatory compliance purposes. These financial statements are not intended to be and should not be used by anyone other than the specified users or for any other purposes.

These financial statements are prepared based on settlement date basis regarding marketable security transactions and related revenues and expenses and have been translated to U.S. dollars.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

(c) Revenue recognition

Institutional sales revenue consists of revenue generated through commission based brokerage services provided to institutional clients, recognized on a settlement date basis.

Private placement revenue consists of commissions earned on private placements of securities. Commissions earned on private placements of securities are recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable.

Corporate finance revenue consists of advisory fees. Revenue from advisory fees is recognized when services are performed.

Interest revenue consists of amounts earned on cash deposited in bank accounts. The interest is recognized as it is earned.

2. Summary of significant accounting policies (Continued)

(d) United States dollars translation

The company uses the Canadian dollar as its functional currency. These financial statements have been translated into U.S. dollars for regulatory purposes. Monetary assets and liabilities accounts denominated in Canadian dollars are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in Canadian dollars are translated at the exchange rate in effect at the transaction date. Gains and losses from currency translations are included in the determination of income for the year.

(e) Income taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants ("CICA"). Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(f) Financial instruments

Financial Instruments – Recognition and Measurement

All financial assets and liabilities (including derivatives) are measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on the classification of the instrument. All financial instruments must be classified as one of the following categories: held-for-trading, held-to-maturity, loans and receivables, and available-for-sale assets or other financial liabilities.

The company has classified its financial instruments as follows:

Cash	held-for-trading
Due from clients, due from broker and dealer and accounts receivable	loans and receivables
Due to clients, due to broker and dealer and accounts payable and accrued liabilities	other financial liabilities

All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method. Transaction costs are included in the carrying value of financial instruments. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. The carrying value of the financial instruments equals their fair value due to their short term to maturity.

2. Summary of significant accounting policies (Continued)

(g) Comprehensive income

Comprehensive income includes all changes in equity of the company during a period except those resulting from investments by shareholders and distributions to shareholders. The major components included in accumulated comprehensive income are unrealized gains and losses on financial assets classified as available-for-sale.

The company currently does not have any financial assets that would give rise to other comprehensive income therefore no amounts have been included as accumulated comprehensive income at this time.

(h) Recent accounting pronouncements

Transition to International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board has confirmed that all publically accountable enterprises in Canada will be required to adopt IFRS as a replacement for Canadian GAAP effective January 1, 2011. The company will therefore be required to adopt IFRS for its March 31, 2012 fiscal year end including comparative information for the March 31, 2011 year end.

The company is assessing the impact of these new standards including first time adoption and transitional options in order to select the most appropriate accounting policies under IFRS. The impact of IFRS on the company cannot be reasonably determined at this time.

3. Changes in accounting policies

Effective April 1, 2008 the company adopted the following new Canadian Institute of Chartered Accountants ("CICA") accounting pronouncements:

Section 1535 *Capital Disclosures*
Sections 3862 *Financial Instruments – Disclosure* and 3863 *Financial Instruments – Presentation*

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

(i) *Capital disclosures*

The capital disclosures standard requires disclosure of the company's objectives and its policies and processes for managing capital, as well as its compliance with any externally imposed capital requirements. These new disclosures are included in Note 8 to the financial statements.

3. Changes in accounting policies (Continued)

(ii) *Financial instruments*

Section 3862 *Financial Instruments – Disclosures* requires disclosure of information with regard to the significance of financial instruments for the company's financial position and performance, and the nature and extent of risk arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and how the company manages those risks.

Section 3863 *Financial Instruments – Presentation* establishes standards for presentation of financial instruments and non financial derivatives. It deals with the classification of financial instruments from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and liabilities are offset.

These new disclosures are included in Note 4 to the financial statements.

4. Financial instruments

In the normal course of business the company is exposed to credit risk, liquidity risk, market risk, interest rate risk and foreign exchange risk. These risks are managed in the following manner:

Credit risk

The company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the company. To minimize its exposure, the company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, and monitors the total value of transactions with counterparties.

As at March 31, 2009 all accounts receivable are current. Management believes that counterparty concentrations are in the normal course of business and are not unusual.

Liquidity risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund its obligations as they come due. The company's management oversees the liquidity risk management program to ensure the company has access to enough readily available funds to cover its financial obligations as they come due. The company's business requires capital for operating and regulatory purposes. The current assets reflected on the balance sheet are highly liquid. Client receivables are secured by readily marketable securities and are reviewed daily for impairment in value and collectability.

4. Financial instruments (Continued)

Market risk

Market risk is the risk that the fair value or future cash flows of the financial instrument will fluctuate because of changes in market prices. For purposes of disclosure, the company segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement in the value of a financial instrument. It is management's opinion that the company is not exposed to significant fair value risk from these financial instruments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the company. The company is exposed to interest rate risk on the cash balances held and management considers such risk to be minimal.

Interest rate sensitivity analysis

The following table provides the effect on net income if interest rates were to decrease or increase by 1% for the year ended March 31, 2009, applied to the balances as of this date. This analysis assumes that all other variables remain constant.

	Carrying Value	Effect of a 1% Increase in Interest Rates On Net Income	Effect of a 1% Decrease in Interest Rates On Net Income
Cash	$ 2,389,825	$ 23,898	$ (5,974)

Due from/to clients and due to broker and dealer amounts do not bear interest so there is no interest rate risk on these balances.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The company incurs currency risk on financial instruments denominated in currencies other than their functional currency, which includes cash, client receivables and payables, and broker receivables and payables.

(U.S. Dollars)

4. Financial instruments (Continued)

Currency risk sensitivity analysis

The following table summarizes the effect on net income as the result of a 5% change in the value of foreign currencies where there is significant exposure. This analysis assumes all other variables remain constant.

		Net Exposure		Effect of a 5% Increase in Foreign Exchange Rate on Net Income		Effect of a 5% Decrease in Foreign Exchange Rate on Net Income
Canadian $ reflected in U.S. equivalent	$	**2,591,426**	$	**129,571**	$	**(129,571)**

5. Capital stock		**2009**		2008
Authorized:				
100,000,000 common shares without par value				
Issued:				
1,225,100 common shares	$	**1,225,100**	$	1,225,100

6. Related party transactions

(a) During the year ended March 31, 2009 the company paid $299,863 (2008: $964,315) in clearing, research, and trading fees and $54,097 (2008: $63,984) in premises rental to its parent company, PI Financial Corp.

(b) At March 31, 2009 amounts due from and to broker and dealer include $Nil (2008: $290,895) and $43,192 (2008: $75,519) respectively due to PI Financial Corp.

(c) At March 31, 2009 accounts receivable include $10,099 (2008: $535,014) due from PI Financial Corp.

The above transactions occurred in the normal course of operations and are measured at the exchange amount as agreed to by the related parties.

(U.S. Dollars)

7. Concentrations

For the year ended March 31, 2009, five (2008: three) customers, each of whom accounted for more than 10% of the company's commission, private placement and corporate finance revenue and accounted for approximately $1,593,500 (2008: $3,349,000) of commission and private placement revenue.

8. Capital requirements

The company requires capital for operating and regulatory purposes including the funding of current and future operations. The capital structure is defined as stockholder's equity which is comprised of capital stock and retained earnings.

The company's capital management framework is designed to exceed the level of capital that will meet the company's regulatory capital requirements, fund current and future operations, and ensure that the company is able to meet its financial obligations as they become due.

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The company follows the primary (aggregate indebtedness) method under rule 15c3-1 with the K(2)(i) exemption which requires the company to maintain minimum net capital equal to the greater of U.S. $100,000 and one-fifteenth of aggregate indebtedness. As at March 31, 2009 the company was in compliance with all minimum regulatory requirements. The following table summarizes the major components of net capital as reported to the Securities and Exchange Commission at March 31, 2009:

	2009	2008
Financial statement capital	**$ 2,608,103**	$ 3,405,995
Deduct: FINRA Rule 3020(b)(2)	**67,252**	85,428
total non-allowable assets	**232,123**	948,704
aged fail to deliver	**-**	45,907
haircut on foreign currency deposits	**143,004**	148,867
	442,379	1,228,906
Net capital	**2,165,724**	2,177,089
Net capital requirement	**100,000**	100,000
Excess net capital	**$ 2,065,724**	$ 2,077,089

Net capital is a non-GAPP measure and it is a prescribed calculation by the Securities and Exchange Commission's Uniform Net Capital Rule. As a result, the measure may not be comparable to similar measures prescribed by other companies.

(U.S. Dollars)

9. Income tax

Under the International Financial Activity Act of the Province of British Columbia, certain operations of the company qualify as prescribed activities for provincial tax relief thereby reducing the applicable statutory rate.

	2009	2008	**2009**	2008
	Percentage of Income			
Income taxes at the statutory rate	**5.7**	36.1	**$ 49,535**	$ 977,379
International financial business recovery of provincial taxes	**(8.1)**	(11.0)	**(69,524)**	(298,262)
Effect of permanent differences	**23.1**	(5.8)	**199,163**	(156,174)
Rate differential and others	**0.3**	2.1	**(19,404)**	55,812
Income tax provision, current and future	**21.0**	21.4	**$ 159,770**	$ 578,755

Grant Thornton

Auditors' report

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the Board of Directors of

PI Financial (US) Corp

We have audited the accompanying financial statements of PI Financial (US) Corp as of and for the year ended March 31, 2009 and have issued our report thereon dated May 11, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vancouver, Canada

May 11, 2009 Chartered accountants

PI Financial (US) Corp.

Schedule 1

Focus Report - Part IIA - Computation of Net Capital

As of March 31, 2009
(U.S. Dollars)

Firm ID: 127404

1			Total ownership equity (o/e)	$ 2,608,103
2			Deduct o/e not allowable for net capital	
3			Total o/e qualified for net capital	2,608,103
4			Add:	
	A		Allowable subordinated liabilities	
	B		Other deductions or credits	
			Description	
			FINRA Rule 3020(b)(2)	(67,252)
5			Total capital and allowable subloans	2,540,851
6			Deductions and/or charges:	
	A		Total non-allowable assets	(232,123)
	B		Aged fail to deliver	
		1.	Number of items	
	F		Other deductions and/or charges	
7			Other additions and/or allowable credits	
8			Net capital before haircuts	2,308,728
9			Haircuts on securities:	
	A		Contractual commitments	
	B		Subordinated debt	
	C		Trading and investment sec:	
		1	Exempted securities	
		2	Debt securities	
		3	Options	
		4	Other securities	
	D		Undue concentration	
	E		Other	
			Description: haircut on foreign currency deposits	(143,004)
10			Net capital	$ 2,165,724
11			Minimum net capital required (based on aggregate indebtedness)	$ 3,802
12			Minimum dollar requirement	$ 100,000
13			Net capital requirement (greater of line 11 or 12)	$ 100,000
14			Excess net capital	$ 2,065,724
15			Excess net capital @ 1000% (net capital - 10% of AI)	$ 2,160,020

PI Financial (US) Corp.

Schedule 1 (Continued)

Focus Report - Part IIA - Computation of Net Capital

As of March 31, 2009
(U.S. Dollars)

Firm ID: 127404

Computation of aggregate indebtedness

16	Total AI liability from statement of financial condition	$	57,037
17	Add:		
A	Drafts for immediate credit		
B	Market value of sec borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
19	Total aggregate indebtedness	$	57,037
20	Ratio of AI/NC		3%
29	Percentage of debt to debt equity		0%

PI Financial (US) Corp.
Other Representations

Schedule 2

As of March 31, 2009
(U.S. Dollars)

Firm ID: 127404

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2009. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2009. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2009. There have been no material inadequacies found to exist since the date of the last annual audit.

PI Financial (US) Corp.

Schedule 3

Reconciliation of Computation of Net Capital

As of March 31, 2009
(U.S. Dollars)

Firm ID: 127404

Net capital per firm (per March 31, 2009 focus report submitted April 20, 2009)	$	2,165,724
Add: no adjustments		
Deduct: no adjustments		
Net capital per audited computation of net capital as at March 31, 2009	$	2,165,724

PI Financial (US) Corp.

Schedule 4

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

March 31, 2009
(U.S. Dollars)

The Board of Directors
PI Financial (US) Corp.
Vancouver, Canada

In planning and performing our audit of the financial statements and accompanying information of PI Financial (US) Corp. (the "company"), for the year ended March 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PI Financial (US) Corp.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

March 31, 2009
(U.S. Dollars)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate for the year ended March 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Vancouver, Canada
May 11, 2009

Chartered accountants

Grant Thornton

www.GrantThornton.ca